UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 4

RULE 13e-3 TRANSACTION STATEMENT

(Under Section 13(e) of the Securities Exchange Act of 1934)

Hailiang Education Group Inc.

(Name of the Issuer)

Hailiang Education Group Inc.

Hailiang Education International Limited

HE Merger Sub Limited

Mr. Hailiang Feng

Jet Victory International Limited

Brilliant One Development Limited

Fame Best International Limited

Gain Success Group Limited

(Names of Persons Filing Statement)

Shares, par value $0.0001 per share

American Depositary Shares, each representing 16 Ordinary Shares

(Title of Class of Securities)

40522L 108

(CUSIP Number)1

Hailiang Education Group Inc.

1508 Binsheng Road

Binjiang District,

Hangzhou City, Zhejiang 310051

People’s Republic of China

Telephone: +86-571-5812 1974

Mr. Hailiang Feng

1508 Binsheng Road

Binjiang District, Hangzhou City, Zhejiang 310051

People’s Republic of China

Telephone: +86-571-5812 1720

Brilliant One Development Limited

OMC Chambers

Wickhams Cay 1, Road Town, Tortola

British Virgin Islands

Telephone: +86-571-5812 1720

Gain Success Group Limited

OMC Chambers

Wickhams Cay 1, Road Town, Tortola

British Virgin Islands

Telephone: +86-571-5812 1720

Hailiang Education International Limited

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive, PO Box 2681, Grand

Cayman, KY1- 1111

Cayman Islands

Telephone: +86-571-5812 1720

HE Merger Sub Limited

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive, PO Box 2681, Grand

Cayman, KY1- 1111

Cayman Islands

Telephone: +86-571-5812 1720

Jet Victory International Limited

OMC Chambers

Wickhams Cay 1, Road Town, Tortola

British Virgin Islands

Telephone: +86-571-5812 1720

Fame Best International Limited

OMC Chambers

Wickhams Cay 1, Road Town, Tortola

British Virgin Islands

Telephone: +86-571-5812 1720

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Jie (Jeffrey) Sun, Esq. Orrick, Herrington & Sutcliffe LLP 47/F Park Place 1601 Nanjing Road West, Shanghai 200040 People’s Republic of China Telephone: +86 21 6109 7103	Richard V. Smith, Esq. Orrick, Herrington & Sutcliffe LLP The Orrick Building 405 Howard Street San Francisco, CA 94105, USA Telephone: +1 (415) 773-5830
Fang Liu, Esq. Yiyang Daciuk, Esq. VCL Law LLP 1945 Old Gallows Road, Suite 630 Vienna, VA 22182 Tel: (703) 919-7285	Ying Li, Esq. Hunter Taubman Fischer & Li LLC 48 Wall Street, Suite 1100 New York, NY 10005 212-530-2206

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

[1]	This CUSIP applies to the American Depositary Shares, which may be evidenced by American Depositary Receipts, each representing 16 ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

Item 15	Additional Information	1

Item 16	Exhibits	2

i

INTRODUCTION

This Amendment No. 4 (this “Amendment”) to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Hailiang Education Group Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, a “Share” and collectively, the “Shares”), including the Shares represented by the American depositary shares (“ADSs”), each representing 16 Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Hailiang Education International Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (c) HE Merger Sub Limited, an exempted company with limited liability incorporated under the laws of Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”); (d) Mr. Hailiang Feng, the founder and ultimate controlling shareholder of the Company (“Mr. Feng”); (e) Jet Victory International Limited, a British Virgin Islands company that is indirectly and wholly-owned by an irrevocable trust controlled by Mr. Feng (“Jet Victory”); (f) Brilliant One Development Limited, a British Virgin Islands company wholly-owned by Hailiang Group Co., Ltd. that is controlled by Mr. Feng (“Brilliant One”); (g) Fame Best International Limited, a British Virgin Islands company wholly-owned by Mr. Feng (“Fame Best”); (h) Gain Success Group Limited, a British Virgin Islands company that is indirectly and wholly-owned by an irrevocable trust controlled by Mr. Feng (“Gain Success,” together with Jet Victory, Brilliant One and Fame Best, the “Rollover Securityholders”). Parent, Merger Sub, Mr. Feng and the Rollover Securityholders are collectively referred to herein as the “Buyer Group.”

This Transaction Statement relates to the agreement and plan of merger, dated as of May 7, 2022, among Parent, Merger Sub and the Company (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving company resulting from the Merger as a wholly-owned subsidiary of Parent.

This Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement. All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

Item 15    Additional Information

(c) Item 15(c) is hereby amended and supplemented as follows:

On September 15, 2022, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at Hailiang Education Park, No.199, the West 3rd Ring Road, Zhuji City, Shaoxing City, Zhejiang, People's Republic of China. At the extraordinary general meeting, the shareholders of the Company authorized and approved the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex B to the Proxy Statement and which was produced at the extraordinary general meeting (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement, including the Merger, and authorized each of the directors of the Company to do all things necessary to give effect to the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

On September 15, 2022, the Company and Merger Sub filed the Plan of Merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of September 15, 2022, pursuant to which the Merger became effective on September 15, 2022. As a result of the Merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, other than (a) Shares (including any such Shares represented by ADSs) owned by Parent, Merger Sub, the Company (as treasury shares, if any) or any of their direct or indirect wholly-owned subsidiaries; (b) Shares (including any such Shares represented by ADSs) held by the Rollover Securityholders immediately prior to the Effective Time; and (c) Shares owned by shareholders who had validly exercised and had not effectively withdrawn or lost their rights to dissent from the Merger (the “Dissenting Shares”) in accordance with Section 238 of the Companies Act (2022 Revision) of the Cayman Islands (the “Cayman Islands Companies Act”) (Shares described under (a) through (c) above are collectively referred to herein as the “Excluded Shares”), was cancelled in exchange for the right to receive US$0.894375 (the “Per Share Merger Consideration”) and each issued and outstanding ADS represents the right to surrender one ADS in exchange for US$14.31 (less a US$0.05 per ADS cash cancellation fee pursuant to the terms of the deposit agreement dated June 9, 2015 (as amended) among the Company, Deutsche Bank Trust Company Americas and the holders and beneficial owners of ADSs issued thereunder) (the “Per ADS Merger Consideration”), in each case, in cash, without interest and net of any applicable withholding taxes. At the Effective Time, each Excluded Share (other than Dissenting Shares) issued and outstanding immediately prior to the Effective Time was cancelled for no consideration and each Dissenting Share issued and outstanding immediately prior to the Effective Time was cancelled in exchange for the right to receive payment of the fair value of such Dissenting Shares as determined in accordance with Section 238 of the Cayman Islands Companies Act.

As a result of the Merger, the ADS program for the ADSs will terminate and the ADSs will no longer be listed on any securities exchange or quotation system, including the NASDAQ Global Market, and the Company will cease to be a publicly traded company. The Company has requested NASDAQ to file an application on Form 25 with the SEC to remove the ADSs from listing on NASDAQ and withdraw registration of the Shares under the Exchange Act. In addition, 90 days after the filing of Form 25 in connection with the Transactions, or such shorter period as may be determined by the SEC, the deregistration of the ADSs of the Company and the Shares underlying them will become effective and the reporting obligations of the Company under the Exchange Act will be terminated. The Company intends to terminate its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC. The Company's reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

Item 16    Exhibits

(a) (1)	Proxy Statement of the Company dated August 11, 2022 (the “Proxy Statement”).***

(a) (2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.***

(a) (3)	Form of Depositary’s Notice, incorporated herein by reference to Annex G to the Proxy Statement.***

(a) (4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.***

(a) (5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.***

(a) (6)	Press Release issued by the Company, dated May 9, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6 K furnished by the Company to the SEC on May 9, 2022.

(b) (1)	Equity Commitment Letter by and between Hailiang Group Co., Ltd. and Parent dated May 7, 2022, incorporated herein by reference to Exhibit D to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(b) (2)	Limited Guarantee by Hailiang Group Co., Ltd. in favor of the Company, dated May 7, 2022, incorporated herein by reference to Exhibit F to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(c) (1)	Opinion of Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice as Financial Advisor, dated May 7, 2022, incorporated herein by reference to Annex C to the Proxy Statement.***

(c) (2)	Discussion Materials prepared by Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice for discussion with the special committee of the board of directors of the Company, dated May 7, 2022.*

(d) (1)	Agreement and Plan of Merger, dated as of May 7, 2022, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.***

(d) (2)	Support Agreement by and among Parent and Rollover Securityholders, dated as of May 7, 2022, incorporated herein by reference to Exhibit E to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(f) (1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.***

(f) (2)	Section 238 of the Companies Act (2022 Revision), as consolidated and revised, of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.***

(g)	Not applicable.

107	Filing Fee Table.**

* Previously filed on June 1, 2022.

** Previously filed on July 5, 2022.

*** Previously filed on August 11, 2022.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2022

Hailiang Education Group Inc.

By	/s/ Junwei CHEN
	Name:	Junwei CHEN
	Title:	Chairman and CEO

Hailiang Education International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

HE Merger Sub Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Hailiang Feng

/s/ Hailiang FENG

Jet Victory International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Brilliant One Development Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Fame Best International Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

Gain Success Group Limited

By	/s/ Hailiang FENG
	Name:	Hailiang FENG
	Title:	Director

[Signature Page to Schedule 13E-3/A (Hailiang Education Group Inc.)]

EXHIBIT INDEX

(a) (1)	Proxy Statement of the Company dated August 11, 2022 (the “Proxy Statement”).***

(a) (2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.***

(a) (3)	Form of Depositary’s Notice, incorporated herein by reference to Annex G to the Proxy Statement.***

(a) (4)	Form of Proxy Card, incorporated herein by reference to Annex F to the Proxy Statement.***

(a) (5)	Form of ADS Voting Instruction Card, incorporated herein by reference to Annex H to the Proxy Statement.***

(a) (6)	Press Release issued by the Company, dated May 9, 2022, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6 K furnished by the Company to the SEC on May 9, 2022.

(b) (1)	Equity Commitment Letter by and between Hailiang Group Co., Ltd. and Parent dated May 7, 2022, incorporated herein by reference to Exhibit D to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(b) (2)	Limited Guarantee by Hailiang Group Co., Ltd. in favor of the Company, dated May 7, 2022, incorporated herein by reference to Exhibit F to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(c) (1)	Opinion of Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice as Financial Advisor, dated May 7, 2022, incorporated herein by reference to Annex C to the Proxy Statement.***

(c) (2)	Discussion Materials prepared by Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice for discussion with the special committee of the board of directors of the Company, dated May 7, 2022.*

(d) (1)	Agreement and Plan of Merger, dated as of May 7, 2022, among the Company, Parent and Merger Sub incorporated herein by reference to Annex A to the Proxy Statement.***

(d) (2)	Support Agreement by and among Parent and Rollover Securityholders, dated as of May 7, 2022, incorporated herein by reference to Exhibit E to Schedule 13D, as amended, filed with the SEC by the Rollover Securityholders on May 18, 2022.

(f) (1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.***

(f) (2)	Section 238 of the Companies Act (2022 Revision), as consolidated and revised, of the Cayman Islands, incorporated herein by reference to Annex D to the Proxy Statement.***

(g)	Not applicable.

107	Filing Fee Table.**

* Previously filed on June 1, 2022.

** Previously filed on July 5, 2022.

*** Previously filed on August 11, 2022.